UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

Sigma Lithium Corporation
(Name of Issuer)

Common shares, no par value
(Title of Class of Securities)

826599102
(CUSIP Number)

December 31, 2021
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 826599102	SCHEDULE 13G	Page 2 of 9

1	NAME OF REPORTING PERSON A10 Investimentos Fundo de Investimento de Acoes – Investimento No Exterior
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Brazil
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 47,400,718
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 47,400,718

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 47,400,718
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 47.7%
12	TYPE OF REPORTING PERSON OO

CUSIP No. 826599102	SCHEDULE 13G	Page 3 of 9

1	NAME OF REPORTING PERSON A10 Investimentos LTDA
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Brazil
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 47,400,718
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 47,400,718

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 47,400,718
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 47.7%
12	TYPE OF REPORTING PERSON OO

CUSIP No. 826599102	SCHEDULE 13G	Page 4 of 9

Item 1.	(a)	NAME OF ISSUER

Sigma Lithium Corporation (the “Company”).

	(b)	ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES

Suite 2200, HSBC Building, 885 West Georgia St., Vancouver, BC V6C 3E8 Canada

Item 2.	(a)	NAMES OF PERSONS FILING

This Statement is being filed on behalf of each of A10 Investimentos Fundo de Investimento de Acoes – Investimento No Exterior (“A10 Fund”) and A10 Investimentos LTDA (“A10 Investimentos”, collectively, the “Reporting Persons”).

	(b)	ADDRESS OR PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE

The mailing address of the Reporting Persons is Avenida 9 de Julho 4939, Office No. 91, Itaim, Sao Paulo/SP, Brazil, CEP 01407-200.

	(c)	CITIZENSHIP

	(i)	A10 Fund - Brazil

	(ii)	A10 Investimentos - Brazil

	(d)	TITLE OF CLASS OF SECURITIES

Common stock, no par value (the “common shares”).

	(e)	CUSIP NUMBER

826599102.

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Item 3.	IF THIS STATEMENT IS FILED PURSUANT TO RULES 13d-1(b) OR 13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS:

Not applicable.

Item 4.	OWNERSHIP.

As of December 31, 2021, the Reporting Persons owned the following number of the Company’s common stock:

(i) A10 Fund owned of record 47,400,718 common shares or 47.7% of the issued and outstanding common shares

(ii) A10 Investimentos owned of record no common shares or 0.0% of the issued and outstanding common shares

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A10 Investimentos shares beneficial ownership of the common shares held by A10 Fund. A10 Investimentos is the portfolio manager of A10 Fund. By virtue of the foregoing, the Reporting Persons may be deemed to share voting power and the power to direct the disposition of the shares that each owns of record.

Amount Beneficially Owned:
By virtue of the relationship described above, each of the Reporting Persons may be deemed to beneficially own 47,400,718 common shares.

Percentage Owned:
All calculations of percentage ownership herein are based on 99,377,349 common shares outstanding as of December 23, 2021.

Number of Shares as to Which Such Person Has Sole/Shared Power to Vote or to Direct the Vote and Sole/Shared Power to Dispose or to Direct the Disposition of:

(i) Each of the Reporting Persons may be deemed to have the sole power to direct the voting and dispositions of the common shares as indicated on such Reporting Person’s cover page included herein.

(ii) Each of the Reporting Persons may be deemed to share the power to direct the voting and dispositions of the 47,400,718 common shares that may be deemed to be owned beneficially by each of them.

Item 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

Not applicable.

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Item 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

Not applicable.

Item 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

Not applicable.

Item 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

See Item 4, which states the identity of the members of the group filing this Schedule 13G.

Item 9.	NOTICE OF DISSOLUTION OF GROUP

Not applicable.

Item 10.	CERTIFICATION

Not applicable.

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Exhibit Index

Exhibit 1.	Joint Filing Agreement as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended.

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SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated as of February 14, 2022

A10 INVESTIMENTOS FUNDO DE INVESTIMENTO DE ACOES – INVESTIMENTO NO EXTERIOR

By:	/s/ Marcelo Paiva
	Name:	Marcelo Paiva
	Title:	Portfolio Manager

A10 INVESTIMENTOS LTDA

By:	/s/ Marcelo Paiva
	Name:	Marcelo Paiva
	Title:	Officer

EXHIBIT 1

JOINT ACQUISITION STATEMENT

PURSUANT TO RULE 13D-1(k)(1)

The undersigned acknowledge and agree that the foregoing statement on Schedule 13G is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13G shall be filed on behalf of each of the undersigned without the necessity of filing additional joint acquisition statements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him, her or it contained herein, but shall not be responsible for the completeness and accuracy of the information concerning the other entities or persons, except to the extent that he, she or it knows or has reason to believe that such information is accurate.

Dated as of February 14, 2022

A10 INVESTIMENTOS FUNDO DE INVESTIMENTO DE ACOES – INVESTIMENTO NO EXTERIOR

By:	/s/ Marcelo Paiva
	Name:	Marcelo Paiva
	Title:	Portfolio Manager

A10 INVESTIMENTOS LTDA

By:	/s/ Marcelo Paiva
	Name:	Marcelo Paiva
	Title:	Officer